Filed pursuant to Rule No. 424(b)(3)
File Number 333-123978
Prospectus Supplement No. 11
(to Prospectus dated April 28, 2005)
47,023,746 SHARES
COMMON STOCK
     This Prospectus Supplement No. 11 supplements information contained our prospectus dated April 28, 2005, as amended and supplemented from time to time. The prospectus relates to the resale of up to 47,023,746 shares of our common stock by the selling stockholders identified in the prospectus (including their transferees, pledgees, donees or other successors).
     You should read this Prospectus Supplement No. 11 in conjunction with the prospectus as amended and supplemented from time to time. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus including any amendments or supplements thereto.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is December 9, 2005.

RECENT DEVELOPMENTS
Overpeer Inc.
     On December 5, 2005, Overpeer notified its employees that the company was ceasing operations, and that all employees would be terminated by no later than December 30, 2005. Overpeer expects to incur approximately $200,000 in severance and related payroll costs associated with the closing of its operations, which is expected to be paid during December 2005. In addition, Overpeer may incur additional wind-down costs to terminate property or equipment leases, and other contracts. The cessation of the Overpeer operations may also result in the acceleration of depreciation or amortization or the impairment of certain fixed and intangible assets. Loudeye expects to record charges related to the cessation of the Overpeer business in the fourth quarter 2005. Loudeye anticipates that the net assets and results of operations for Overpeer will be presented as discontinued operations in its consolidated financial statements.
     Loudeye may record a material non-cash impairment charge relating to a write-down of the carrying value of some or all of the goodwill and long-lived assets associated with Loudeye’s wholly-owned subsidiary, Overpeer. Inc., however Loudeye is currently unable to make a determination of the amounts or range of amounts of any such impairment charges. As of November 30, 2005, the carrying value of goodwill associated with Overpeer, Inc. was approximately $1.9 million and the carrying value of long-lived assets associated with Overpeer Inc. was approximately $3.2 million.
Tennessee Pacific Group
     In October 2005, Loudeye was served in a breach of contract lawsuit brought by Tennessee Pacific Group, LLC, one of our customers for encoding services. In November 2005, Loudeye and Tennessee Pacific reached a settlement of the dispute pursuant to which Loudeye resumed on-going encoded content deliveries and paid Tennessee Pacific a one-time settlement amount of $25,000. The lawsuit was dismissed with prejudice in December 2005.